Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MDU RESOURCES GROUP, INC.

FIREMOON ACQUISITION, INC.

AND

CASCADE NATURAL GAS CORPORATION

DATED AS OF JULY 8, 2006

Index of Defined Terms

Acquisition Agreement	31
Affiliate	13
Agreement	1
Articles of Merger	1
Benefit Plan	12
Book-Entry Shares	4
Buyer	1
Buyer Coordinators	38
Buyer Disclosure Schedules	23
Buyer Filed SEC Documents	23
Buyer Material Adverse Effect	24
Buyer Required Statutory Approvals	25
Buyer SEC Documents	25
Buyer’s Banker	25
Capital Stock	8
CEM	27
Certificate	4
Chairperson	38
Closing Date	1
Company	1
Company Business Personnel	20
Company Common Shares	2
Company Common Stock	2
Company Coordinators	38
Company Cumulative Preferred Stock	9
Company Disclosure Schedules	7
Company DRIP	3
Company Employee Savings Plan	3
Company Filed SEC Documents	7
Company Group	15
Company Indebtedness	23
Company Material Adverse Effect	7
Company Material Contract	23
Company Material Taxes	16
Company Option Plans	3
Company Permits	13
Company Preferred Stock	9
Company Required Statutory Approvals	11
Company Restricted Shares	3
Company Shareholder Approval	22
Company Shareholders Meeting	34
Company Stock Equivalents	9
Company Stock Option	3
Company Stock Plans	4
Company Stock Units	3
Company Voting Debt	9
Compensation Commitments	17
Confidentiality Agreement	35
Contract	8
Director Stock Plan	3
Dissenting Shares	6
Effective Time	1
End Date	44
Environmental Law	21
ERISA	17
ERISA Affiliate	16
ERISA Benefit Plan	16
Exchange Act	11
Final Order	40
GAAP	8
Gas Supply Agreement	29
Governmental Entity	11
Hazardous Substance	21
Hedging Transactions	22
HSR Act	11
Indemnified Person	37
Intellectual Property Rights	22
IRS	15
JPMorgan	22
Knowledge	13
Liens	10
Merger	1
Merger Consideration	2
Merger Sub	1
Multiemployer Plan	18
NYSE	13
Off-Balance Sheet Arrangement	14
OPUC	8
OPUC Approval	11
Order	40
Payment Agent	4
Payment Fund	4
Person	5
Proxy Statement	12
PUHCA 2005	21
Qualified Plan	17
Rate Case	39
Regulatory Approval Coordinators	38

Regulatory Approval Team	38
Sarbanes-Oxley Act	13
SEC	7
Securities Act	11
Significant Subsidiary	8
Subsidiary	2
Superior Proposal	31
Surviving Corporation	1
Takeover Proposal	31
Takeover Transaction	31
Tax	5
Tax Return	16
Termination Date	42
Termination Fee	45
WBCA	1
WUTC	8
WUTC Approval	11

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, is made and entered into as of July 8, 2006 (this “Agreement”), by and among MDU RESOURCES GROUP, INC., a Delaware corporation (“Buyer”), FIREMOON ACQUISITION, INC., a Washington corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”), and CASCADE NATURAL GAS CORPORATION, a Washington corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties desire that Merger Sub be merged with and into the Company (the “Merger”) pursuant to which the Company will become a wholly-owned Subsidiary of Buyer; and

WHEREAS, the respective Boards of Directors of Buyer, Merger Sub and the Company have approved this Agreement and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1            The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the Washington Business Corporation Act (the “WBCA”), Merger Sub will be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will succeed to and assume all the rights and obligations of Merger Sub and the Company in accordance with the WBCA.

Section 1.2            Closing. The closing of the Merger will take place at 9:00 a.m. on a date mutually agreed to by Buyer and the Company, which will be no later than the business day after satisfaction or waiver of the conditions set forth in Article VII (the “Closing Date”), at the offices of Preston Gates & Ellis LLP, Seattle, Washington, unless another date, time or place is agreed to in writing by Buyer and the Company.

Section 1.3            Effective Time. The Merger will become effective (the “Effective Time”) upon the later of (a) the date of filing of properly executed Articles of Merger (the “Articles of Merger”) relating to the Merger with the Secretary of State of Washington in accordance with the WBCA, and (b) at such other time as Buyer and the Company agree and set forth in the Articles of Merger.

Section 1.4            Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the WBCA.

Section 1.5            Articles of Incorporation and Bylaws; Officers and Directors.

(a)           The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and by applicable law.

(b)           The bylaws of the Company, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided by the Surviving Corporation’s Articles of Incorporation, bylaws and by applicable law.

(c)           The directors and officers of Merger Sub immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and bylaws and by applicable law.

ARTICLE II
EFFECT OF THE MERGER; CONVERSION OF SHARES

Section 2.1            Effect on Company Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of Buyer or the Company or the holders of any securities thereof:

(a)           Cancellation of Certain Shares. Each share of Common Stock, $1.00 par value per share, of the Company (“Company Common Stock,”) that (i) has been reacquired by the Company and is held as authorized but unissued Company Common Stock, (ii) is owned by any Subsidiary of the Company or (iii) is owned by Buyer or any Subsidiary of Buyer, will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, greater than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

(b)           Conversion of Company Common Shares. Each share of Company Common Stock issued and outstanding, including Company Stock Options deemed exercised pursuant to Section 2.2, (but not Dissenting Shares and shares of Company Common Stock to be cancelled in accordance with Section 2.1(a)) (the “Company Common Shares”) will be converted into the right to receive $26.50 in cash, without interest (the “Merger Consideration”) on the terms set forth in this Agreement. All such Company Common Shares, when so converted, will no longer be outstanding and will automatically be cancelled and retired, and each holder of a certificate representing any such Company Common Shares will cease to have any rights with respect thereto, except the right to receive Merger Consideration without interest upon the surrender of the proper documentary evidence to the Paying Agent in accordance with Section 2.4(c).

Section 2.2                                   Effect on Company Options and Other Company Securities; Suspension of DRIP and Employee Savings Plans.

(a)           Immediately prior to the Effective Time, contingent on consummation of the Closing, each outstanding option to purchase Company Common Stock (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time pursuant to the Company’s 1998 Stock Incentive Plan (including the Company’s 2000 Director Stock Award Plan (the “Director Stock Plan”)) (collectively, the “Company Option Plan”) that is not vested, will immediately vest and become exercisable by the holder. If this Agreement is terminated, all Company Stock Options that were otherwise unvested will revert to their original status. The Company will exercise reasonable efforts to cause all holders of Company Stock Options to either exercise such options or irrevocably waive his or her rights to do so. At the Effective Time, each Company Stock Option with respect to which the holder has delivered to the Company a proper exercise notice will be considered exercised. The Common Stock issuable in respect of such exercise will be deemed issued without the necessity of issuing a stock certificate and will be treated as Company Common Shares in the Merger. The Paying Agent, on Buyer’s behalf,  will deduct the exercise price payable in connection with the exercise of Company Stock Options from the Merger Consideration otherwise payable in respect of the Company Common Shares deemed issued in respect of the exercised option; it will not be necessary for holders of Company Stock Options to tender the exercise price. Any Company Stock Options with respect to which the Payment Agent has not received notice of exercise before termination of the Payment Fund will be cancelled.

(b)           At the Effective Time, all remaining restrictions with respect to shares of Company restricted stock issued pursuant to the Company Option Plan (the “Company Restricted Shares”) will expire and all of the Company Restricted Shares will be fully vested and will be treated as Company Common Shares in the Merger, provided, however, that the amount payable by the Paying Agent in respect of such Company Common Shares shall be reduced by all applicable federal, state and local Taxes required to be withheld by the Company or otherwise with respect thereto.

(c)           Prior to the record date for the Company Shareholders Meeting, the Company will take such actions and enter into such agreements to cause (i) all outstanding Stock Units (as defined in the Director Stock Plan) (the “Company Stock Units”) to be cancelled and (ii) to be issued to each holder of Company Stock Units a number of Company Common Shares equal to number of Company Stock Units such Person holds, which will be treated as Company Common Shares in the Merger, in each case to be effective immediately prior to the Effective Time.

(d)           Prior to the Effective Time, the Company will cause the Company’s Automatic Dividend Reinvestment Plan (the “Company DRIP”) and all rights thereunder to be suspended immediately following the Investment Date (as defined in the Company DRIP) ending immediately prior to the Effective Time, with the effect of such suspension being that no offering period will commence or continue under such plan during the period of such suspension.

(e)           Prior to the Effective Time, the Company will cause the Company’s Employee Retirement Savings Plan (2002 Restatement) (the “Company Employee Savings Plan” and,

collectively with the Company Option Plan and the Company DRIP, the “Company Stock Plans”), to be amended to suspend investments in Qualifying Employer Securities (as defined therein) effective as of the last business day prior to the Effective Time.

Section 2.3            Conversion of Merger Sub Common Shares. Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one (1) share of common stock of the Surviving Corporation and each certificate evidencing ownership of any shares of common stock of Merger Sub shall evidence ownership of the same number of shares of common stock of the Surviving Corporation.

Section 2.4            Payment Procedures.

(a)           Payment Agent; Payment Fund. Not less than five business days prior to the Effective Time, Buyer will authorize a banking or other financial institution selected by Buyer and reasonably satisfactory to the Company to act as Payment Agent hereunder (the “Payment Agent”) with respect to the Merger. At or prior to the Effective Time, Buyer will deposit, or will cause to be deposited, with the Payment Agent, for the benefit of the holders of Company Common Shares, for exchange in accordance with this Article II, the aggregate Merger Consideration payable in connection with the Merger (the “Payment Fund”). Such funds shall be invested by the Payment Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposits, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $500,000,000; provided however that (i) none of the foregoing will affect Buyer’s obligation to pay the Merger Consideration as set forth in this Section 2.4 and (ii) Buyer and the Surviving Corporation will promptly replace any losses relating to the aggregate Merger Consideration. Any net profit resulting from, or interest or income produced by, such investments will be payable to Buyer. The Payment Agent will, pursuant to irrevocable instructions of the Buyer, deliver the applicable Merger Consideration pursuant to this Article II out of the Payment Fund. At or prior to the Effective Time, the Company will provide to the Payment Agent a certified ledger setting forth the names and amounts held by the holders of all Company Stock Options. The Payment Fund will not be used for any purpose other than as set forth in this Section  2.4(a).

(b)           Instructions. Promptly after the Effective Time, the Surviving Corporation will cause the Payment Agent to mail to each holder of record of Company Common Shares  (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent and will be in a form and have such other provisions as Buyer may specify and that are acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates and shares that are held in book-entry form (“Book-Entry Shares”)  in exchange for the consideration contemplated hereby, if not previously surrendered. “Certificate” means a stock certificate representing the applicable holder’s Company Common Shares or, in the case of Company Stock

Options exercised for Company Common Shares pursuant to Section 2.2, the holder’s applicable stock option agreement together with the proper executed exercise notice.

(c)           Procedures. Upon surrender of a Certificate for cancellation to the Payment Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Payment Agent, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive in respect of the Certificate or Book-Entry Shares surrendered pursuant to the provisions of this Article II, after giving effect to any required withholding Tax. In the event of a transfer of ownership of Company Common Shares that is not registered in the Company’s transfer records, a check for the Merger Consideration to be paid pursuant to this Section 2.4, if applicable, may be issued to such a transferee if such Certificate or Book-Entry Shares are properly endorsed (as applicable) or otherwise be in proper form for transfer and the transferee will pay any transfer or other Taxes required by reason of the payment to any person, employee, individual, corporation, limited liability company, partnership, trust, or any other non-governmental entity (including any foreign entity) or any governmental or regulatory authority or body (including any foreign entity) (each a “Person”), other than the registered holder of such Certificate or Book-Entry Shares, or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

(d)           Tax Withholding. Each of the Surviving Corporation, Buyer, Merger Sub and the Payment Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (without duplication) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or under any provision of state, local or foreign Tax law and to pay such amounts to the applicable taxing authority. To the extent that amounts are so withheld by the Surviving Corporation, Buyer, Merger Sub or the Payment Agent, as the case may be, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. “Tax” means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, estimated, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental (including taxes under Section 59A of the Code) tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority and (ii) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.

(e)           No Further Ownership Rights in Shares. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II will be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Shares theretofore represented by such Certificates or Book-Entry Shares. At the Effective Time, the Company’s stock transfer books will be closed, and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Common

Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Payment Agent for any reason, they will be cancelled as provided in this Article II.

(f)            Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) which remains undistributed to the holders of Company Common Shares for 12 months after the Effective Time may be delivered to Buyer upon its demand, and any holder of Company Common Shares who has not theretofore exchanged such holder’s Certificate(s) or Book-Entry Shares in accordance with this Article II and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time will thereafter look only to Buyer or its agent (subject to abandoned property, escheat or other similar laws) for payment of their Merger Consideration deliverable in respect of each Company Common Share such shareholder holds as determined pursuant to this Agreement.

(g)           No Liability. None of Buyer, the Surviving Corporation, the Company or the Payment Agent will be liable to any Person in respect of any amount properly delivered or deliverable to a public official pursuant to any applicable abandoned property, escheat or other similar law.

Section 2.5            Dissenting Shares. Shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (but not Company Common Shares deemed issued for exercised Company Stock Options pursuant to Section 2.2) that are held by a holder who (a) has not voted such shares in favor of the adoption of this Agreement and the Merger, (b) is entitled to, and who has, properly demanded and perfected dissenter’s rights for such Company Common Shares in accordance with the WBCA and (c) has not effectively withdrawn or forfeited such dissenter’s rights prior to the Effective Time (the “Dissenting Shares”), will not be converted into a right to receive Merger Consideration at the Effective Time. If, after the Effective Time, such holder fails to perfect or withdraws, forfeits or otherwise loses such holder’s dissenter’s rights, (i) such Company Common Shares will be treated as if they had been converted as of the Effective Time pursuant to Section 2.1(b), without any interest therefor, and (ii) the procedures in Section 2.4 will apply with respect to the payment of Merger Consideration with regard to such Company Common Shares. The Company will give Buyer prompt notice of any written notice received by the Company for dissenter’s rights with respect to Company Common Shares, and Buyer will have the right to participate in all negotiations and proceedings with respect to such demands. The Company will not, except with the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.6            Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Payment Agent, the posting by such Person of a bond, in such reasonable amount as Surviving Corporation or the Payment Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Payment Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration in respect thereof pursuant to this Agreement.

Section 2.7            Adjustment of Merger Consideration. In the event that the Company changes, or establishes a record date for changing, the number of shares of Company Common Stock issued and outstanding as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction and the record date therefor is or will be prior to the Effective Time, the Merger Consideration will be appropriately, equitably and proportionately adjusted in light of such stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer, except as set forth in the Company Disclosure Schedules dated as of the date hereof (the “Company Disclosure Schedules”), and except as disclosed in the documents (excluding any exhibits or portions thereof) filed with or furnished to the Securities and Exchange Commission (the “SEC”) by the Company and publicly available on the Electronic Data Gathering, Analysis and Retrieval System prior to the date of this Agreement (the “Company Filed SEC Documents”) (it being understood that any matter set forth in the Company Filed SEC Documents will be deemed to qualify any representation or warranty in this Article III only to the extent that the description of such matter in the Company Filed SEC Documents is made in such a way as to make its relevance to the information called for by such representation or warranty readily apparent), as follows:

Section 3.1            Organization. The Company is validly existing under the laws of the State of Washington and has all requisite power and authority to carry on its businesses as now being conducted, except where the failure to be so existing or to have such power and authority would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company is duly qualified or licensed to do business and in good standing (as applicable) in each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing (as applicable) would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Buyer complete and correct copies of its Articles of Incorporation and bylaws. “Company Material Adverse Effect” means any event, effect, change or development that, individually or in the aggregate with other events, effects, changes or developments (i) is, or would reasonably be expected to be, material and adverse to the financial condition, business, assets, liabilities (contingent or otherwise), operations or results of operations of the Company and its Subsidiaries taken as a whole or (ii) has, or would reasonably be expected to have, a material and adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby by the End Date; provided, however, that to the extent any event, effect, change or development is caused by or results from any of the following, in each case, it will not be taken into account in determining whether there has been (or would reasonably be expected to be) a Company Material Adverse Effect: (A) general economic, legal or regulatory conditions affecting the gas utility industry as a whole, except to the extent the Company and its Subsidiaries, taken as a whole, are materially and adversely affected in a disproportionate manner as compared to comparable gas utilities; (B) the announcement of the execution of this Agreement; (C) any failure by the Company to meet any revenue or earnings predictions prepared by the Company or revenue or earnings predictions of equity analysts or the receipt by the Company or any of its Subsidiaries of any credit ratings downgrade (it being understood that the facts or occurrences giving rise or contributing to any such effect, event, change or development which affect or otherwise relate to or result from the failure to meet revenue or earnings predictions prepared by the Company or revenue or earnings predictions of equity analysts or to the receipt of any credit ratings downgrade may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); (D) changes in laws, rules or regulations of any Governmental Entity affecting the energy market as a whole except to the extent the Company and its Subsidiaries, taken as a whole, are materially and adversely affected in a disproportionate manner as compared to comparable participants in the energy market; (E) any orders or decisions by the Washington Utilities and Transportation Commission (the “WUTC”) or Oregon Public Utility Commission (the “OPUC”) regarding the Company or the transactions contemplated hereby; (F) any change in generally accepted accounting principles (“GAAP”) by the Financial Accounting Standards Board, the SEC or any other regulatory body; (G) any change in the price of the Company Common Shares (it being understood that the facts or occurrences giving rise or contributing to any such change in the price of the Company Common Shares may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); (H) any outbreak or escalation of hostilities, terrorism or war (whether or not declared), or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis or natural disaster, in each case that does not directly affect the assets or properties of, or communities served by, the Company and its Subsidiaries, taken as a whole; (I) the effects of weather or other meteorological events; or (J) the compliance of any party hereto with the terms of this Agreement.

Section 3.2            Subsidiaries.

(a)           Section 3.2(a) of the Company Disclosure Schedules lists each Subsidiary of the Company and its jurisdiction of organization. No Subsidiary of the Company is a Significant Subsidiary. “Significant Subsidiary” of any Person means a Subsidiary of such Person that would constitute a “significant subsidiary” of such Person within the meaning of Rule 1.02(w) of Regulation S-X as promulgated by the SEC.

(b)           All of the outstanding Capital Stock of each Subsidiary of the Company is owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company. Except for the Capital Stock of its Subsidiaries, the Company does not own, directly or indirectly, any Capital Stock of any corporation, partnership, joint venture, limited liability company or other entity. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar written or oral agreement, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation (“Contract”). “Capital Stock” means, as applicable any capital stock of a corporation or any other equity interest

(including preferred interests) in any Person including any equity interest (including preferred interests) in any partnership, limited liability company or limited liability partnership.

Section 3.3            Capital Structure.

(a)           The authorized Capital Stock of the Company consists of 15,000,000 shares of Company Common Stock, 96,560 shares of 55 cents Cumulative Preferred Stock, no par value (“Company Cumulative Preferred Stock”), and 1,000,000 shares of preferred stock, $1.00 par value per share (“Company Preferred Stock”). At the close of business on June 30, 2006, (i) 11,498,571 shares of Company Common Stock (which includes 5,000 Company Restricted Shares for which restrictions have not lapsed) were issued and outstanding, (ii) 3,501,429 shares of Company Common Stock were held by the Company as authorized but unissued Company Common Stock, (iii) 326,730 shares of Company Common Stock were reserved for issuance pursuant to the Company Option Plan (including 33,000 shares of Company Common Stock reserved for issuance pursuant to outstanding Company Stock Options and 14,750 shares of Company Common Stock reserved for issuance pursuant to outstanding Long-Term Incentive Award Agreements), (iv) 22,112 shares of Company Common Stock were reserved for issuance pursuant to the Director Stock Plan (including 10,702.8352 shares of Common Stock reserved for issuance pursuant to outstanding Company Stock Units), (v) 170,113 shares of Company Common Stock were reserved for issuance pursuant to the Company Employee Savings Plan, (vi) 113,834 shares of Company Common Stock were reserved for issuance pursuant to the Company DRIP, (vii) 2,027,054 shares of Company Common Stock were reserved for issuance for other matters (including 2,012,300 shares reserved for issuance pursuant to a previously anticipated offering that the Company has since abandoned) and (viii) no shares of Company Cumulative Preferred Stock or Company Preferred Stock were outstanding. As of the close of business on the date of this Agreement, except as set forth above, no shares of Company Common Stock or shares of Company Cumulative Preferred Stock or Company Preferred Stock are issued, reserved for issuance or outstanding, and there are no phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any Capital Stock of the Company (“Company Stock Equivalents”). There are no outstanding stock appreciation rights with respect to the Capital Stock of the Company. Each outstanding share of Company Common Stock is, and each share of Company Common Stock which may be issued pursuant to the Company Stock Plans and any awards thereunder will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s shareholders may vote (“Company Voting Debt”).

(b)           As of the date of this Agreement, other than as contemplated by Section 3.3(a), there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional Capital Stock, Company Stock Options, Company Voting Debt or other securities or Company Stock Equivalents of Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Capital Stock of the Company.

There are no outstanding agreements to which the Company, or to its Knowledge any of its officers or directors, is a party concerning the voting of any Capital Stock of the Company.

Section 3.4            Authority.  On or prior to the date of this Agreement, the Board of Directors of the Company unanimously approved this Agreement, declared this Agreement and the Merger advisable and in the best interest of the Company and its shareholders, resolved to recommend the approval of this Agreement by the Company’s shareholders, directed that this Agreement be submitted to the Company’s shareholders for approval and adoption (all in accordance with the WBCA) and approved the other agreements to be entered into by the Company as contemplated hereby. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2. This Agreement has been, and any agreements contemplated herein to which the Company is or will be a party will be, duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery hereof and thereof by Buyer and the other Persons party thereto) constitutes, or upon execution will constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

Section 3.5            Consents and Approvals; No Violations.

(a)           Except for filings, permits, authorizations, consents and approvals contemplated by Section 3.5(b), neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) subject to the receipt of Company Shareholder Approval, conflict with or result in any breach of any provision of the Company’s Articles of Incorporation or bylaws, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, guaranteed payment, loss of rights, cancellation or acceleration) under any of the terms, conditions or provisions of any material Contract to which the Company is a party or by which it or any of its properties or assets may be bound or any material Company Permit, (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets or (iv) result in the creation of any material pledges, liens and security interests of any kind or nature whatsoever (“Liens”) upon any of the properties or assets of the Company, except in the case of clauses (ii) through (iv) for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)           No filing or registration with, or authorization, consent or approval of, any Governmental Entity (other than filings, registrations, authorizations, consents and approvals the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect or, after giving effect to the Merger, on Buyer) is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the

Company or is necessary for the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except (i) receipt from the WUTC of approvals and orders, as applicable, pertaining to the Merger (excluding any approvals or orders relating to the Rate Case, the “WUTC Approval”), (ii) receipt from the OPUC of approvals and orders, as applicable, pertaining to the Merger (the “OPUC Approval”), (iii) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) the filing of the Articles of Merger with the Secretary of State of Washington, and appropriate documents with the similar relevant authorities of other states in which the Company is qualified to do business, (v) as may be required by state takeover laws and foreign or supranational laws relating to antitrust and competition clearances disclosed on Section 3.5(b) of the Company Disclosure Schedules, (vi) such filings as may be required in connection with the Taxes described in Section 6.6, (vii) as may be required under the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”) or the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder (the “Exchange Act”) and (viii) such other filings, registrations, authorizations, consents and approvals as set forth on Section 3.5(b) of the Company Disclosure Schedules (collectively, whether or not legally required to be made or obtained, the “Company Required Statutory Approvals”). References to “obtained” with respect to Company Required Statutory Approvals will include the making of all filings and registrations and the giving of all applicable notices. “Governmental Entity” means any federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational.

Section 3.6            SEC Documents; Financial Statements; and Other Reports.

(a)           The Company has timely filed with or furnished to the SEC the documents required to be filed or furnished by it since December 31, 2001 under the Securities Act or the Exchange Act. As of their respective filing or furnishing dates, the Company Filed SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed or furnished, and at the time filed with the SEC, none of the Company Filed SEC Documents so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company Filed SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended all in accordance with GAAP (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein that were not or are not expected to be, individually or in the aggregate, materially adverse to the Company).

(b)           (i)  The Company has filed with the WUTC and the OPUC or the appropriate public utilities commission, as the case may be, all material documents required to be filed by it under applicable state public utility laws and regulations, and (ii) all such documents complied, as of the date so filed or, if amended, as of the date of the last amendment prior to the date hereof, in all material respects with all applicable requirements of the applicable statute and rules and regulations thereunder, except for filings the failure of which to make, or the failure of which to make in compliance with all applicable requirements of the applicable statute and the rules and regulations thereunder, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7            Absence of Material Adverse Effect.  Between September 30, 2005 and the date hereof the Company has conducted its business in all material respects only in the ordinary course, and there has not been (i) any Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distributions with respect to its Capital Stock (other than (a) regular quarterly cash dividends paid by the Company on Company Common Stock with usual record and payment dates and consistent with the Company’s past dividend policy and (b) material dividends and distributions by a direct or indirect Subsidiary of the Company to its parent or another Subsidiary of the Company), (iii) any split, combination or reclassification of any of its Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its Capital Stock, (iv) any change in accounting methods, principles or practices by the Company, (v) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance or (vi) any increase in the compensation payable or that could become payable by the Company to officers or key employees or any amendment of any of the Benefit Plans of the Company other than increases or amendments in the ordinary course. “Benefit Plan” means any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, restricted stock, phantom stock, stock appreciation or other equity-based compensation, retirement, vacation, severance, disability, death benefit, hospitalization, medical, dental, vision care, life insurance or other plan, program or arrangement providing compensation or benefits to or in respect of any current or former employee, officer or director of the Company or Buyer, as the case may be, or any of their respective Subsidiaries.

Section 3.8            Information Supplied.  None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”) relating to the Company Shareholders Meeting  to be filed by the Company with the SEC, will, at the time it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Buyer or any of its representatives specifically for inclusion or incorporation by reference therein.

Section 3.9            Compliance with Laws; Permits.

(a)           The business of the Company is not being and has not been conducted in material violation of any law, ordinance or regulation of any Governmental Entity, except for violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company is in possession of all franchises, authorizations, licenses, permits, easements, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has not received notice of any suspension or cancellation of any of the Company Permits, except where such suspension or cancellation would not, individually or in the aggregate, have a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty is made in this Section 3.9(a) with respect to Environmental Laws, which are covered exclusively by Section 3.14.

(b)           The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, Inc. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company. “Affiliate” has the meaning as defined in Rule 12b-2 under the Exchange Act.

(c)           Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to Company Filed SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)           The Company has (i) designed disclosure controls and procedures to ensure that material information relating to it and its consolidated Subsidiaries is made known to its management by others within those entities and (ii) to the extent required by applicable laws, disclosed, based on its most recent evaluation, to its auditors and the audit committee of its Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (B) to the Knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting. “Knowledge” means the actual knowledge of the Persons set forth on Section 1.1(a) of the Company Disclosure Schedules, in the case of the Company, and the actual knowledge of the Persons set forth on Section 1.1(a) of the Buyer Disclosure Schedules, in the case of Buyer.

(e)           Through the date hereof the Company has delivered to Buyer copies of any written notifications it has received since December 31, 2002 of a (i) “reportable condition” or (ii) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” have the meanings assigned to them in the Statements of Auditing Standards No. 60, as in effect on the date hereof.

(f)            Section 3.9(f) of the Company Disclosure Schedules lists any Off-Balance Sheet Arrangements of the Company. “Off-Balance Sheet Arrangement” has the meaning given to “off-balance sheet arrangement” in Section 303(a) of Regulation S-K of the SEC.

(g)           Section 3.9(g) of the Company Disclosure Schedules contains a description of all non-audit services performed by the Company’s auditors for the Company and its Subsidiaries for the fiscal year ended September 30, 2005 and the fees paid for such services. All such non-audit services, and any non-audit services performed by the Company’s auditors for the Company and its Subsidiaries since September 30, 2005, have been approved as required by Section 202 of the Sarbanes-Oxley Act.

Section 3.10         Tax Matters.

(a)           (i) The Company, each Subsidiary of the Company and each Company Group has timely filed all Tax Returns required to be filed, except where the failure to timely file would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) all such Tax Returns are true, correct and complete and disclose all Company Material Taxes required to be paid by the Company, each Subsidiary of the Company and each Company Group for the periods covered thereby, except where the failure to be true, correct and complete or to disclose all Company Material Taxes would not, individually or in the aggregate, have a Company Material Adverse Effect, (iii) none of the Company, any Subsidiary of the Company or any Company Group is currently the beneficiary of any extension of time within which to file any Tax Return, (iv) all Taxes (whether or not shown on any Tax Return) due and payable by the Company, any Subsidiary of the Company or any Company Group have been timely paid, except where the failure to timely pay would not, individually or in the aggregate, have a Company Material Adverse Effect, (v) neither the Company nor any Subsidiary of the Company has waived or been requested in writing to waive any statute of limitations in respect of Company Material Taxes which waiver is currently in effect, (vi) the Tax Returns referred to in clause (i) have been examined by the appropriate taxing authority or the period for assessment of the Taxes in respect of which each such Tax Return was required to be filed (taking into account all applicable extensions and waivers) has expired, (vii) there is no action, suit, proceeding, audit, claim or assessment pending, and to the Knowledge of the Company there is no action, suit, proceeding, inquiry, investigation, audit, claim or assessment proposed in writing or threatened in writing with respect to Taxes of the Company, any Subsidiary of the Company or any Company Group, except for such actions, suits, proceedings, audits, claims or assessments that would not singularly or in the aggregate have a Company Material Adverse Effect, (viii) all deficiencies asserted or assessments made as a result of any examination of any Tax Returns required to be filed by the Company, any Subsidiary of the Company or any Company Group have been paid in full or finally settled, (ix) there are no Liens for Taxes upon the assets of the Company or any Subsidiary of the Company except Liens relating to current Taxes not yet due or except to the extent such Liens would not, individually or in the aggregate, have a Company Material Adverse

Effect, (x) all material Taxes which the Company or any Subsidiary of the Company are required by law to withhold have been duly withheld and paid to the appropriate tax authorities, (xi) to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has any material liability for Taxes of another Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), (xii) to the extent the Company, any Subsidiary of the Company or any Affiliate thereof has participated in a transaction that is a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code, information with respect to such transaction has been adequately disclosed to the Internal Revenue Service (“IRS”) in compliance with applicable reporting requirements and (xiii) neither the Company nor any Subsidiary of the Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (with the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement. For purposes of the representations and warranties contained in this Section 3.10(a), references to the Company or any Subsidiary of the Company includes, except where the context requires otherwise, any predecessor thereof. “Company Group” means (a) any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the exceptions set forth in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or included the Company (or any predecessor), any Subsidiary of the Company (or any predecessor) or any combination thereof or that, at any time on or before the Closing Date, has or had the Company (or any predecessor) or any Subsidiary of the Company (or any predecessor) as the common parent corporation, and (b) any other group of entities that, at any time on or before the Closing Date, files or has filed, or is or has been required to file, Tax Returns on a combined, consolidated or unitary basis and includes or included the Company (or any predecessor), any Subsidiary of the Company (or any predecessor) or any combination thereof or that, at any time on or before the Closing Date, files or has filed or is, or has been required to file, Tax Returns on a combined, consolidated or unitary basis and has or had the Company (or any predecessor) or any Subsidiary of the Company (or any predecessor) as the common parent corporation.

(b)           No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code.

(c)           Neither the Company nor any Subsidiary of the Company is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a material payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial lending agreements).

(d)           Each of the Company and its Subsidiaries and their respective successors will not be required to include any item of income in, exclude any item of deduction from, or otherwise adjust, taxable income for any taxable period ending after the Closing Date as a result of any:  (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) agreement by the Company or any Subsidiary with a tax authority relating to Taxes executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition or intercompany transaction made or deemed to be made on or prior to the Closing Date; (iv) the completed contract method of accounting or other method of accounting applicable to long-term contracts (or any comparable provisions of state, local or foreign law); (v) prepaid amount received on or prior to the Closing Date; or (vi) other Tax positions, elections or methods taken, made, or used by the Company or any of its Subsidiaries having the effect of either deferring taxable income to taxable periods or portions thereof ending after the Closing Date or accelerating deductions to taxable periods or portions or thereof ending on or prior to the Closing Date.

(e)           None of the Company or any of its Subsidiaries has received written notice from any governmental entity in a jurisdiction in which such entity does not file a Tax Return stating that such entity is or may be subject to taxation by that jurisdiction.

(f)            Neither Company nor any of the Subsidiaries is party to any agreement, contract or arrangement or plan that resulted or will result, separately or in the aggregate in the payment of any amount that is not deductible pursuant to Code section 404 or 162 (or any corresponding provision of state, local or foreign Tax law).

(g)           “Tax Return” means any return, report or similar document filed or required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax. “Company Material Taxes” means (i) federal income Taxes imposed on the Company, any Subsidiary of the Company or any Company Group, (ii) material state income Taxes imposed on the Company, any Subsidiary of the Company or any Company Group and (iii) material foreign Taxes imposed on the Company, any Subsidiary of the Company or any Company Group (including, in the case of each reference to the Company or any Subsidiary of the Company, any predecessor thereof).

Section 3.11         Litigation.  There is no suit, action, order or proceeding pending, and to the Knowledge of the Company no suit, action, order, proceeding or investigation is threatened, against the Company that would, individually or in the aggregate, have a Company Material Adverse Effect. The Company is not subject to any outstanding judgment, order, writ, injunction or decree that would, individually or in the aggregate, have a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty is made in this Section 3.11 with respect to Environmental Laws, which are covered exclusively by Section 3.14.

Section 3.12         Benefit Plans.

(a)           Section 3.12(a) of the Company Disclosure Schedules sets forth a true and complete list of each Benefit Plan (including each Benefit Plan maintained as of the date of this Agreement which is also an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or which is also an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (an “ERISA Benefit Plan”)) maintained by the Company. Except as required by law, the Company has not adopted or amended in any material respect any Benefit Plan since the date of the most recent audited financial statements included in the Company Filed SEC Documents. As of the date of this Agreement (i) none of the Company or any trade or business which is treated as a single employer (“ERISA Affiliate”) with the Company under Section 414(b), (c),

(m) or (o) of the Code contributes to any ERISA Benefit Plan that is a “multiemployer plan” (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder (“ERISA”)) or maintains any ERISA Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code, (ii) there exists no material Contract, commitment, understanding, plan, policy or arrangement of any kind, whether written or oral, with or for the benefit of any current or former officer, director, employee or consultant, including each employment, compensation, deferred compensation, severance, pension, supplemental pension, life insurance, termination or consulting Contract or arrangement and any Contracts or arrangements associated with a change in control between the Company and any current or former employee, officer, director or consultant of the Company (“Compensation Commitments”) and (iii) neither the Company nor any ERISA Affiliate maintains or contributes to any Benefit Plan or employ any employees outside of the United States.

(b)           With respect to each Benefit Plan listed on Section 3.12(a) of the Company Disclosure Schedules, correct and complete copies, where applicable, of the following documents have been made available to Buyer: (i) all Benefit Plan documents and amendments, trust agreements and insurance and annuity contracts and policies, (ii) the most recent IRS determination letter or opinion letter if the Benefit Plan is intended to satisfy the requirements for Tax favored treatment pursuant to Sections 401-417 or 501(c)(9) of the Code, (iii) the Annual Reports (Form 5500 Series) and accompanying schedules, as filed, for the three most recently completed plan years, (iv) any discrimination or coverage tests performed during the last two plan years and (v) the current summary plan description. True and complete copies of all written Compensation Commitments and of all related insurance and annuity policies and contracts and other documents with respect to each Compensation Commitment have been made available to Buyer. Section 3.12(b) of the Company Disclosure Schedules contains a true and complete description of all material oral Compensation Commitments.

(c)           Each Benefit Plan listed on Section 3.12(a) of the Company Disclosure Schedules which is intended to be a Benefit Plan that is intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a) of the Code (a “Qualified Plan”) has received a favorable determination letter from the IRS that such plan is so qualified under the Code (or an application for such letter has been or will be submitted to the IRS within the applicable remedial amendment period) or has been established pursuant to a prototype plan that has received a favorable opinion letter from the IRS, and no circumstance exists which, might cause such plan to cease being so qualified except for any circumstance that would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Benefit Plan listed on Section 3.12(a) of the Company Disclosure Schedules complies and has been maintained in all respects with its terms and all requirements of law and regulations applicable thereto, and there has been no notice issued by any Governmental Entity questioning or challenging such compliance, except for any circumstance that would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any ERISA Affiliate has taken any action within the 12-month period ending on the date hereof to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Benefit Plan or Compensation Commitment, and neither the Company nor any ERISA Affiliate has any Knowledge of any plan defect which would qualify for correction under any such program, except for any action, filing or plan defect that would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no dispute, arbitration, grievance, action, suit or claim (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened involving such Benefit Plans or the assets of such plans that would, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any ERISA Affiliate has any obligation under any welfare plans or otherwise to provide health or death benefits to or in respect of former employees of the Company, except as specifically required by the continuation requirements of Part 6 of Title I of ERISA or applicable state law. No plan or arrangement disclosed on Section 3.12(c) of the Company Disclosure Schedules that provides health or death benefits to or in respect of former employees of the Company or an ERISA Affiliate contains provisions that by their terms prohibit the Company or an ERISA Affiliate from amending or terminating such plan or arrangement at any time without the consent of any other Person and without incurring liability thereunder other than in respect of claims incurred prior to such amendment or termination. Neither the Company nor any ERISA Affiliate has, directly or indirectly, any liability (i) on account of any violation of the health care requirements of Part 6 of Title I of ERISA or Section 4980B of the Code, (ii) under Section 406, Section 502(c), Section 502(i) or Section 502(l) of ERISA or Section 4975 of the Code, (iii) under Section 302 of ERISA or Section 412 of the Code, (iv) under Sections 511, 4971, 4972, 4976, 4977, 4978, 4979, 4979A, 4980B or 5000 of the Code or (v) under Title IV of ERISA that would, individually or in the aggregate, have a Company Material Adverse Effect.

(d)           Neither the Company nor any ERISA Affiliate has, within the 12-month period ending on the date hereof, incurred and does not expect to incur any material withdrawal liability with respect to a “multiemployer plan” (within the meaning of Section 3(3) of ERISA) (a “Multiemployer Plan”) (regardless of whether based on contributions of an ERISA Affiliate of the Company). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended, has been required to be filed for any pension plan or by any ERISA Affiliate of the Company within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(e)           All contributions or premiums required to be paid under the terms of any Benefit Plan maintained by the Company, collective bargaining agreement or by any applicable laws as of the date hereof have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Filed SEC Documents. No Benefit Plan maintained by the Company that is subject to Section 412 of the Code or Section 302 of ERISA has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and the Company does not have an outstanding funding waiver. The Company has not provided, and is not required to provide, security to any Benefit Plan pursuant to Section 401(a)(29) of the Code.

(f)            Under each Benefit Plan maintained by the Company which is a single-employer plan (as defined in Section 4001(a)(15) of ERISA), as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Benefit Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Benefit Plan by more than $16,000,000 as of the date hereof, and there has been no material adverse effect in the financial condition of such Benefit Plan since the last day of the most recent plan year.

(g)           None of the execution and delivery of this Agreement, approval of this Agreement, or consummation of the transactions contemplated by this Agreement will: (i) entitle any employees of the Company to severance pay or any increase in severance pay upon termination of employment, (ii) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans or Compensation Commitments, (iii) result in any breach or violation of, or a default under, any of the Benefit Plans or Compensation Commitments or (iv) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries to merge, amend or terminate any of the Benefit Plans maintained by the Company or Compensation Commitments.

(h)           The Company is not a party to any agreement, plan or arrangement that, individually or considered collectively with such other agreements, plans or arrangements, could reasonably be expected to result in payments, in connection with the transactions contemplated by this Agreement, that would constitute a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder.

(i)            To the extent applicable, each Benefit Plan has complied with the “secondary payor” requirements of Section 1862(b)(2) of the Social Security Act and Section 1860D-13(b)(6) of the Social Security Act.

(j)            Neither the Company nor any ERISA Affiliates maintains, sponsors, or contributed to (or has at any time maintained, sponsored or contributed to, or been obligated to maintain, sponsor or contribute to):  any welfare benefit fund within the meaning of Section 419 of the Code.

(k)           The Company and each ERISA Affiliate are not subject to any legal, contractual, equitable, or other obligation to (1) establish as of any date any employee benefit plan of any nature, including, without limitation, any pension, profit sharing, welfare, post-retirement welfare, stock option, stock or cash award, non-qualified deferred compensation or executive compensation plan, policy or practice; or (2) continue any Benefit Plan listed hereunder or otherwise (or to continue their participation in any such Benefit Plan) after the Closing Date; The Company may, in any manner, subject to the limitations imposed by applicable law or any applicable collective bargaining agreement, and without the consent of any employee, beneficiary or other Person, prospectively terminate, modify or amend any Benefit Plan, whether or not listed hereunder (or its participation in any such Benefit Plan) effective as of any date; and has made no representations or communications (directly or indirectly, orally, in writing or otherwise) with respect to participation, eligibility for benefits, vesting, benefit accrual coverage or other material terms of any Benefit Plan prior to the Closing Date to any employee, beneficiary or other Person other than any such representations or communications which are in accordance with the terms and provisions of each such Benefit Plan as in effect immediately prior to the Closing Date.

(l)            Any “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company is a party has at all times since the effective date of Section 409A of the Code, complied in operation with the requirements of Section 409A of the Code as set forth in regulatory guidance available as of the Closing Date, except for any circumstance that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.13         Labor Matters.

(a)           The Company has complied with all applicable requirements of law which relate to prices, wages, hours, discrimination in employment and collective bargaining and to the operation of its business and is not liable for any arrears of wages or any withholding Taxes or penalties for failure to comply with any of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The collective bargaining agreements and labor Contracts to which the Company is a party, and all union organizing activities related to the Company of which the Company has Knowledge, are set forth on Section 3.13 of the Company Disclosure Schedules. The Company has not engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company (the “Company Business Personnel”), and the Company has not received written notice of any unfair labor practice charge or complaint against the Company by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to Company Business Personnel, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b)           There is (i) no labor strike, dispute, slowdown or stoppage pending, or to the Knowledge of the Company threatened against or affecting the Company, that could interfere with the respective business activities of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and (ii) no pending, or to the Knowledge of the Company threatened, employee or governmental claim or investigation regarding employment matters, including any charges to the Equal Employment Opportunity Commission or state employment practice agency or investigations regarding Fair Labor Standards Act or similar state law or other wage and hour compliance, or audits by the Office of Federal Contractor Compliance Programs, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.14         Environmental Matters.  Except for matters that would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)           the Company has materially complied at all times with all applicable Environmental Laws and all Company Permits issued pursuant to Environmental Laws;

(b)           the Company has not received any notice, demand, letter, claim or request for information alleging that the Company is or may be in violation of or subject to liability under any Environmental Law (including claims of exposure, personal injury or property damage); and

(c)           the Company is not party to any proceeding, or subject to any order, decree, injunction, indemnity or other agreement with any Governmental Entity or any third party resolving or relating to violations of or liability under any Environmental Law or liability with respect to Hazardous Substances.

(d)           “Environmental Law” means any federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health, safety or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or radioactive material or (iii) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance or nuclear and radioactive materials. “Hazardous Substance” means any substance of a type or quantity which would reasonably be expected to require remediation pursuant to any Environmental Law that is (A) any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls or radioactive material or (B) any other substance which is regulated by or for which liability or standards of care are imposed by any Environmental Law.

Section 3.15         Regulation as a Utility.  The Company is regulated as a public utility by the States of Washington and Oregon and by no other state. Except as set forth above, neither the Company nor any “subsidiary company” or “affiliate” of the Company is subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States or any foreign country. The Company is a “gas utility company” as defined by the Public Utility Holding Company Act of 2005 (“PUHCA 2005”).

Section 3.16         Title to Properties.  The Company has good title in and to each material parcel of real property owned in fee by the Company, subject to no Liens that would, individually or in the aggregate, have a Company Material Adverse Effect or materially impair the Company’s rights to or ability to use any such property. Section 3.16 of the Company Disclosure Schedules lists all Contracts pursuant to which the Company leases real property.

Section 3.17         Regulatory Proceedings.  Section 3.17 of the Company Disclosure Schedules sets forth each rate proceeding pending before a Governmental Entity with respect to rates charged by the Company. Other than fuel adjustment or purchase gas adjustment or similar adjusting rate mechanisms, the Company (a) does not have rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court or (b) is not a party to any Contract with any Governmental Entity entered into other than in the ordinary course consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of the Company, are as of the date hereof scheduled to go into effect at a later time, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect. No representation or warranty with respect to the Company Permits is made by this Section 3.17.

Section 3.18         Hedging Transactions.  Section 3.18 of the Company Disclosure Schedules sets forth all agreements or arrangements which are related to hedges, forwards, derivatives or similar transactions (collectively “Hedging Transactions”) to which the Company is a party as of the date noted on such Company Disclosure Schedules.

Section 3.19         Intellectual Property.  The Company owns or has a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights, and any applications and registrations therefor, technology, trade secrets, know-how, computer software and tangible and intangible proprietary information and materials (collectively, “Intellectual Property Rights”) used in connection with the business of the Company except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No Person has notified the Company that its use of such Intellectual Property Rights infringes, misappropriates or violates any rights of any third party except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Company’s Knowledge, no third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to the Company, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.20         Required Vote of the Company Shareholders.  The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Company Common Stock (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of the Company’s Capital Stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

Section 3.21         State Takeover Statutes.  Assuming Buyer does not beneficially own 10% or more of the Company Common Stock on the date hereof, the action of the Board of Directors of the Company in approving the Merger, this Agreement and the transactions contemplated by this Agreement is sufficient to render inapplicable to Buyer, the Merger and this Agreement the provisions of Section 23B.19 of the WBCA and Article XII of the Company’s Articles of Incorporation.

Section 3.22         Brokers.  No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities Inc. (“JPMorgan”), the fees and expenses of which will be paid by the Company (and are reflected in an agreement between JPMorgan and the Company, complete copies of which have been furnished to Buyer), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 3.23         Material Contracts.

(a)           As of the date hereof, the Company is not a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Section 601(b)(10) of Regulation S-K promulgated by the SEC) as to the Company, (ii) would, after giving effect to the Merger, limit or restrict the Surviving Corporation or any successor thereto, from engaging or competing in any line of business or in any geographic area or that contains restrictions on pricing (including most favored nation provisions) or exclusivity or non-solicitation provisions with respect to customers, (iii) limits or otherwise restricts the ability of the Company to pay dividends or make distributions to its shareholders, (iv) provides for the operation or management of any operating assets of the Company by any Person other than the Company and its Subsidiaries or (v) is a material guarantee or contains a material guarantee by the Company of any indebtedness or other obligations of any Person (each Contract referred to in (i) – (v) is a “Company Material Contract”).

(b)           Each Company Material Contract is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, and the Company has performed in all material respects all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s Knowledge, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has not received notice of any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect or, after giving effect to the Merger, on Buyer. “Company Indebtedness” means (i) indebtedness for borrowed money of the Company, (ii) obligations of the Company evidenced by notes, bonds, debentures or other similar instruments or by letters of credit agreements, including purchase money obligations or other obligations relating to the deferred purchase price of property and (iii) direct or indirect guarantees by the Company of indebtedness for borrowed money of any Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub hereby jointly and severally represent and warrant to the Company, other than as set forth in the Buyer Disclosure Schedules dated as of the date hereof (the “Buyer Disclosure Schedules”) and except as disclosed in the documents (excluding any exhibits or portions thereof) filed with or furnished to the SEC by Buyer and publicly available on the Electronic Data Gathering, Analysis and Retrieval System prior to the date of this Agreement (the “Buyer Filed SEC Documents”) (it being understood that any matter set forth in the Buyer Filed SEC Documents will be deemed to qualify any representation or warranty in this Article IV only to the extent that the description of such matter in the Buyer Filed SEC Documents is made in such a way as to make its relevance to the information called for by such representation or warranty readily apparent), as follows:

Section 4.1            Organization.  Each of Buyer and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Buyer is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Buyer has delivered to the Company complete and correct copies of its Certificate of Incorporation and bylaws and the Articles of Incorporation and bylaws of Merger Sub. “Buyer Material Adverse Effect” means any event, effect, change or development that, individually or in the aggregate with other events, effects, changes or developments) has, or would reasonably be expected to have, a material and adverse effect on the ability of Buyer or Merger Sub to perform its obligations under this Agreement or to consummate the transactions contemplated hereby by the End Date. Merger Sub has been organized solely for the purpose of consummating the Merger and has conducted no business or engaged in any operations of any kind.

Section 4.2            Authority.  On or prior to the date of this Agreement, the Board of Directors of each of Buyer and Merger Sub, and the sole shareholder of Merger Sub, approved the Merger and this Agreement. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement. Merger Sub has all requisite corporate power and authority to consummate the Merger. The execution, delivery and performance of this Agreement by Buyer and Merger Sub and the consummation by Merger Sub of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer and Merger Sub. This Agreement has been duly executed and delivered by Buyer and Merger Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes the valid and binding obligation of Buyer and Merger Sub enforceable against them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

Section 4.3            Consents and Approvals; No Violations.

(a)           Except for filings, permits, authorizations, consents and approvals contemplated by Section 4.3(b) and as set forth on Section 4.3(a) of the Buyer Disclosure Schedules, neither the execution, delivery or performance of this Agreement by Buyer and Merger Sub nor the consummation by Buyer and Merger Sub of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or bylaws of Buyer or the Articles of Incorporation or bylaws of Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, guaranteed payment, loss of rights, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract to which Buyer is a party or by which it or any of its properties or assets may be bound or any Buyer Permit, (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or Merger Sub or any of its properties or assets or (iv) result in the creation of any Lien upon any of the properties or assets of Buyer except in the case of clauses (ii) through (iv) for such matters that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b)           No filing or registration with, or authorization, consent or approval of, any Governmental Entity (other than filings, registrations, authorizations, consents and approvals the failure of which to make or obtain would not, individually or in the aggregate, have a Buyer Material Adverse Effect) is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer and Merger Sub or is necessary for the consummation by Buyer and Merger Sub of the Merger and the other transactions contemplated by this Agreement, except (i) the WUTC Approval, (ii) the OPUC Approval, (iii) in connection, or in compliance, with the provisions of the HSR Act, (iv) the filing of the Articles of Merger with the Secretary of State of Washington and appropriate documents with the relevant authorities of other states in which Buyer or any of its Subsidiaries is qualified to do business, (v) as may be required by state takeover laws and foreign or supranational laws relating to antitrust and competition clearances disclosed on Section 4.3(b) of the Buyer Disclosure Schedules, (vi) such filings as may be required in connection with the Taxes described in Section 6.6, (vii) as may be required under the Exchange Act and (viii) such other filings, registrations, authorizations, consents and approvals as set forth on Section 4.3(b) of the Buyer Disclosure Schedules (collectively, whether or not legally required to be made or obtained, except for those items set forth on Section 4.3(b)(1) of the Buyer Disclosure Schedules, the “Buyer Required Statutory Approvals”). References to “obtained” with respect to Buyer Required Statutory Approvals will include the making of all filings and registrations and the giving of all applicable notices.

Section 4.4            Available Funds.  Buyer has or will have available to it all funds necessary to deliver the Merger Consideration and satisfy all of its obligations hereunder.

Section 4.5            Information Supplied.  None of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in the Proxy Statement relating to the Company Shareholders Meeting will, at the time it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6            Ownership of Company Common Shares.  None of Buyer or its Subsidiaries owns any shares of Company Common Stock.

Section 4.7            Brokers.  No broker, investment banker, financial advisor or other Person, other than UBS Securities LLC (“Buyer’s Banker”), the fees and expenses of which will be paid by Buyer, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 4.8            SEC Documents and Other Reports.

(a)           Buyer has timely filed with or furnished to the SEC all documents required to be filed or furnished by it since December 31, 2001 under the Securities Act or the Exchange Act. As of their respective filing or furnishing dates, the Buyer Filed SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed or furnished, and at the time filed with the SEC, none of the Buyer Filed SEC Documents so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Buyer included in the Buyer Filed SEC Documents complied as of their respective dates in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of Buyer and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended all in accordance with GAAP (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein that were not or are not expected to be, individually or in the aggregate, materially adverse to Buyer).

(b)           The financial statements of each of the deconsolidated Subsidiaries of Buyer, if any, for each of the last three fiscal years fairly present in all material respects the financial position of such deconsolidated Subsidiary of Buyer as at the dates thereof and the results of their operations and their cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

Section 4.9            Litigation.  There is no suit, action, order or proceeding pending, and to the Knowledge of Buyer there is no suit, action, order, proceeding investigation threatened, against Buyer or any of its Subsidiaries that would, individually or in the aggregate, have a Buyer Material Adverse Effect. Neither Buyer nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would, individually or in the aggregate, have a Buyer Material Adverse Effect.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1            Conduct of Business Pending the Merger.

(a)           Conduct of Business by the Company Pending the Merger.  During the period from the date of this Agreement until the Effective Time, except as expressly permitted by this Agreement or as set forth on Section 5.1(a) of the Company Disclosure Schedules or as Buyer otherwise agrees in writing, the Company will and will cause each of its Subsidiaries to carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable efforts to preserve its business organization intact, maintain in full force and effect the Company Permits and maintain its existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, licensors, licensees, employees and business associates to the end that their goodwill and ongoing businesses will not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, and except (i) as otherwise expressly permitted by this Agreement, (ii) as contemplated by the Confidential Evaluation Material, dated March 2006, previously provided by the Company to Buyer (the “CEM”), except as otherwise set forth below in this Section 5.1(a), or (iii) as set forth on Section 5.1(a) of the Company Disclosure Schedules, during the period from the date of this Agreement to the Effective Time, the Company will not, and will not permit any of its Subsidiaries to, without the prior written consent of Buyer (which consent will not be unreasonably withheld or delayed), take any of the following actions:

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its Capital Stock, other than (1) dividends and distributions by a direct or indirect Subsidiary of the Company to its parent and (2) regular quarterly cash dividends and distributions with respect to the Company Common Stock, not to exceed $0.24 per share of Company Common Stock per quarter, and otherwise in accordance with the Company’s dividend policy as set forth on Section 5.1(a)(i)(A)(2) of the Company Disclosure Schedules (regardless of any assumptions regarding dividends set forth in the CEM), with record dates and payment dates consistent with the Company’s past dividend practice, (B) split, combine or reclassify any of its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its Capital Stock or (C) purchase, redeem or otherwise acquire any Capital Stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any Capital Stock or other securities thereof, other than purchases of shares of Company Common Stock for issuance to participants in the Company DRIP and the Company Employee Savings Plan;

(ii)           issue, deliver, pledge, encumber, sell, dispose of or grant (A) any of its Capital Stock or any Capital Stock in any of its Subsidiaries, (B) any Company Voting Debt, Company Stock Equivalents or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any Capital Stock referred to in clause (A), Company Voting Debt, Company Stock Equivalents, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (1) the issuance of Company Common Stock upon the exercise or conversion of awards made under the Company Stock Plans that are outstanding on the date of this Agreement and in accordance with their present terms, upon the exercise or conversion of awards granted under the Company Stock Plans awarded in accordance with Section 5.1(a)(ii)(D)(2) or pursuant to the terms of any Compensation Commitment as in effect on the date of this Agreement or as amended in accordance with or as permitted by this Agreement, (2) issuances by a direct or indirect Subsidiary of the Company of its Capital Stock to its parent, (3) the reissuance of shares of Company Common Stock that have been purchased in accordance with Section 5.1(a)(i)(C) pursuant to the Company DRIP and the Company Employee Savings Plan or (4) the annual issuance of 8,000 shares (in the aggregate) of Company Common Stock in accordance with Section 6.1 of the 2000 Director Stock Award Plan (as amended), as in effect on the date hereof.

(iii)          amend the Company’s Articles of Incorporation or bylaws;

(iv)          (A) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (B) acquire or agree to acquire any assets, other than in the ordinary course of business consistent with past practice or pursuant to capital expenditures made in accordance with Section 5.1(a)(ix) or (C) make any investment in the Capital Stock of, or other instrument convertible into or exchangeable for the Capital Stock of, any other Person (other than direct or indirect Subsidiaries of the Company that are direct or indirect Subsidiaries of the Company as of the date hereof);

(v)           except to the extent required by applicable law or by the terms of any Benefit Plan maintained by the Company, Compensation Commitment or collective bargaining agreement in effect as of the date of this Agreement, (A) grant to any current or former employee, officer or director of the Company or any of its Subsidiaries any increase in compensation or benefits or new incentive compensation grants except in the ordinary course of business consistent with past practice (including annual salary and compensation increases in respect of any fiscal year regardless of when such increases were approved), provided that such compensation and benefits increases, in the aggregate, do not result in an increase of more than 5% when compared to the prior year (excluding the effect of increases due to actuarial assumptions), (B) grant to any current or former employee, officer or director of the Company or any of its Subsidiaries any increase in severance, pay to stay or termination pay except to the extent consistent with past practice and that, in the aggregate, does not result in a material increase in benefits or compensation expenses, (C) enter into or amend any Compensation Commitment with any such current or former employee, officer or director, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Benefit Plan, except with respect to any Benefit Plan maintained by the Company that is a Qualified Plan, as may be required to facilitate or obtain a determination from the IRS that such Benefit Plan is a Qualified Plan or (E) take or permit to be taken any action to accelerate any rights or benefits or the funding thereof, or make or permit to be made any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement, Benefit Plan or Compensation Commitment; provided, however, that notwithstanding anything in this Section 5.1(a)(v) to the contrary, the foregoing will not restrict the Company or its Subsidiaries from entering into or making available to newly hired officers, or employees hired to fill existing positions or up to ten newly created positions, or to officers or employees in the context of promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, plans, agreements (except employment, severance or change of control agreements), benefits and compensation arrangements (excluding equity grants) that have, consistent with past practice, been made available to newly hired or promoted officers or employees;

(vi)          make any material change in accounting methods, principles or practices except as required by GAAP, by regulatory authorities of competent jurisdiction or by law;

(vii)         sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than Liens as required by after acquired property covenants in Contracts evidencing Company Indebtedness and Liens created in connection with the refinancing of Company

Indebtedness in accordance with Section 5.1(a)(viii) that are no less favorable to the Company and its Subsidiaries than those Liens that were created in connection with the Company Indebtedness that is being refinanced) any properties or assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, other than sales of excess or obsolete assets in the ordinary course of business consistent with past practice;

(viii)        except with respect to indebtedness incurred under the Company’s Amended and Restated Loan Agreement, dated as of September 30, 2004, with U.S. Bank National Association and the Company’s uncommitted line of credit with The Bank of New York in the ordinary course of business consistent with past practice (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than (1) in connection with any refinancing on commercially reasonable terms any borrowings of the Company or its Subsidiaries outstanding on the date hereof (or under any extensions or replacements thereof), including any revolving credit agreements or similar credit facilities and the Company’s 8.50% medium term notes due October 2006, and (2) indebtedness incurred by any Subsidiary of the Company under any loan permitted by clause (B), or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any Subsidiary;

(ix)           make or agree to make any capital expenditure or expenditures, other than (A) expenditures in accordance with Section 5.1(a)(ix) of the Company Disclosure Schedules, (B) expenditures contemplated in the CEM and (C) expenditures to the extent made or agreed to be made in order to ensure compliance with the rules and regulations or an order of the WUTC or OPUC or any other Governmental Entity or to ensure compliance with the terms of any Permit, in which case, to the extent permissible under applicable law, the Company will consult with Buyer prior to making or agreeing to make any such expenditure;

(x)            engage in any activities not engaged in on the date hereof which would cause a change in the Company’s status as a local distribution company under PUHCA 2005;

(xi)           enter into any Contract for the purchase and/or sale of natural gas (“Gas Supply Agreement”) other than any Gas Supply Agreement entered into in the ordinary course of business consistent with past practice unless the Company consults with Buyer regarding such Gas Supply Agreement and the Company has obtained the prior written consent of Buyer to such Gas Supply Agreement or such Gas Supply Agreement is fully compliant with criteria to which Buyer has previously given a generic consent, in each case, which consent will not be unreasonably withheld or delayed, it being understood that in such consultation process Buyer and the Company will comply with all applicable laws and any applicable confidentiality or similar third party agreement;

(xii)          pay, discharge, settle, compromise or satisfy any material claims, liabilities, litigation or other obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or waive, release or assign any such material rights or claims, other than the payment, discharge or satisfaction (A) in the ordinary and usual course of business consistent with past practice or (B) in accordance with their terms, with respect to liabilities or other obligations reserved against in the financial statements in the Company Filed SEC Documents (in amounts not to exceed such reserves).

(xiii)        enter into any Hedging Transactions other than in the ordinary course of business consistent with past practice as set forth in Section 5.1(a)(xiii) of the Company Disclosure Schedule, provided, however, that all such Hedging Transactions (including those set forth in Section 5.1(a)(xiii) of the Company Disclosure Schedule) shall qualify for hedge accounting treatment under current accounting guidelines set forth in Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”;

(xiv)        adopt a plan of complete or partial liquidation or a dissolution or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(xv)         commit or agree to take any of the foregoing actions; or

(xvi)        (A) make any change (or file any such change) in any method of Tax accounting for a material amount of Taxes, (B) make, change or rescind any material Tax election with respect to the Company or any Subsidiary of the Company (except as required by law), (C) settle or compromise any material Tax liability or otherwise pay or consent to any material assessment as the result of an audit, (D) file any amended Tax Return involving a material amount of additional Taxes (except as required by law), (E) enter into any closing agreement relating to a material amount of Taxes, or (F) waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), other than, in each case, in the ordinary course of business and consistent with past practice.

(b)           Conduct of Business by Buyer Pending the Merger.  During the period from the date of this Agreement until the Effective Time, except as expressly permitted by this Agreement or as the Company otherwise agrees in writing, Buyer agrees that it will not acquire or agree to acquire any asset or to make any investment in any Person to the extent such agreement, acquisition or investment would reasonably be expected to have a material adverse effect on the ability of Buyer or the Company to obtain any Buyer Required Statutory Approval or Company Required Statutory Approval, respectively, or to delay by a material period the receipt thereof.

Section 5.2            No Solicitation.

(a)           From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, the Company will not, nor will it permit any of its Subsidiaries to, nor will it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i)

solicit, initiate or knowingly encourage or facilitate (including by way of furnishing non-public information regarding the Company or its Subsidiaries) any inquiries regarding, or the making of any proposal which constitutes or that may reasonably be expected to lead to, any Takeover Proposal, (ii) enter into any letter of intent or agreement related to any Takeover Proposal (each, an “Acquisition Agreement”) or (iii) participate in any discussions or negotiations regarding, or that may reasonably be expected to lead to, any Takeover Proposal; provided, however, that if, at any time after the date hereof and prior to the receipt of the Company Shareholder Approval the Company receives an unsolicited bona fide written Takeover Proposal from any third Person that in the good faith judgment of the Company’s Board of Directors constitutes, or is reasonably likely to constitute, a Superior Proposal and the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that the failure to take any of the following actions in (A) - (C) with respect to such Takeover Proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law, the Company may, in response to such Superior Proposal, (A) furnish information with respect to the Company to any such Person and its representatives pursuant to a confidentiality agreement no more favorable to such Person than the Confidentiality Agreement is to Buyer, (B) participate in discussions and negotiations with such Person regarding such Superior Proposal and (C) enter into, approve or recommend (or propose any of the foregoing) any letter of intent or agreement involving the Company or any Subsidiary of the Company related to any Takeover Proposal or Superior Proposal if (1) prior to furnishing such non-public information to such third Person the Company provides at least two business days advance written notice to Buyer of the identity of the third Person making, and the proposed material terms and conditions of, such Superior Proposal and (2) the Company continues to comply with this Section 5.2. “Takeover Proposal” means any proposal or offer from any Person (other than Buyer and its Affiliates) that contemplates, or could reasonably be expected to lead to, a Takeover Transaction. “Takeover Transaction” means a proposal or offer relating to (x) any direct or indirect acquisition or purchase of 10% or more of the assets of the Company and its Subsidiaries, taken as a whole (other than a proposal to acquire or purchase the building in which the Company’s principal executive offices are located on the date hereof) or 10% or more of the voting power of the Capital Stock of the Company then outstanding, (y) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of the voting power of the Capital Stock of the Company then outstanding, or (x) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, as a result of which a third party or the shareholders of a third party would acquire 10% or more of the voting power of the Capital Stock of the Company then outstanding, other than the transactions with Buyer contemplated by this Agreement. “Superior Proposal” means any bona fide written offer made by any Person (other than Buyer and its Affiliates) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the voting power of the Capital Stock of the Company then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in good faith (after consultation with its financial and other advisors) to be more favorable (taking into account (I) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors, (II) the identity of the third party making such Takeover Proposal and (III) the conditions and prospects for completion of such Takeover Proposal) to the Company’s shareholders than the Merger (and any revised proposal made by

Buyer), which is reasonably capable of being completed on the terms proposed (taking into account the ability to deliver any consideration to be paid in connection with such transaction and obtain required regulatory approvals).

(b)           Except as contemplated in Section 5.2(a) and otherwise in this Agreement, neither the Board of Directors of the Company nor any committee thereof will (i) withdraw, qualify or modify, in a manner adverse to Buyer, the approval by such Board of Directors of the Merger and this Agreement and the transactions contemplated hereby or the recommendation by such Board of Directors of this Agreement, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) authorize or permit the Company or any of its Subsidiaries to enter into any Acquisition Agreement.

(c)           Nothing contained in this Section 5.2 will prohibit the Company and its Board of Directors from complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act with respect to a Takeover Proposal; provided, however, that compliance with such rules will not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, including Section 8.1(d).

(d)           The Company agrees that it and its Subsidiaries will, and the Company will direct and cause its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Takeover Proposal. The Company agrees that it will notify Buyer in writing as promptly as practicable (and in any event within two business days) after any Takeover Proposal is received by, any information is requested by any Person who the Board of Directors in good faith believes is reasonably likely to make a Takeover Proposal from, or any discussions or negotiations relating to a Takeover Proposal are sought to be initiated or continued with, the Company, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice will indicate the name of the Person making such Takeover Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter the Company will keep Buyer informed, on a current basis, of the status and materials terms of any such proposals or offers and the status of any such discussions or negotiations.

Section 5.3            Rate and Regulatory Matters.  To the extent permitted by applicable law, the Company will cause each of its Subsidiaries to deliver to Buyer a copy of each principal filing or agreement (other than filings or agreements related to a fuel adjustment or purchase gas adjustment or similar adjusting rate mechanism) related to its generally applicable rates, charges, standards of service, accounting or regulatory policy which could lead to a material change in any of those areas as soon as practicable and in any event no later than five business days prior to the filing or execution thereof so that Buyer may comment thereon. The Company will, and will cause its respective Subsidiaries to, make all such filings only in the ordinary course of business consistent with past practice or as required by a Governmental Entity or regulatory agency with appropriate jurisdiction or under existing settlement agreements to which the Company is a party.

Section 5.4            Disclosure of Certain Matters; Delivery of Certain Filings.

(a)           The Company will promptly notify Buyer if, to the Knowledge of the Company, there exists a material breach of a representation or warranty made by the Company contained herein or if there occurs, to the Knowledge of the Company, any change or event which results in the executive officers of the Company having a good faith belief that such change or event has resulted in, or is reasonably likely to result in, a material breach of a representation or warranty made by the Company contained herein. Buyer will promptly notify the Company if, to the Knowledge of Buyer, if there exists a material breach of a representation or warranty made by Buyer contained herein or if there occurs, to the Knowledge of Buyer, any change or event which results in the executive officers of Buyer having a good faith belief that such change or event has resulted in, or is reasonably likely to result in, a material breach of a representation or warranty made by Buyer contained herein. The Company will provide to Buyer, and Buyer will provide to the Company, copies of all filings made by the Company or Buyer, as the case may be, with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

(b)           To the extent permitted by applicable law, the Company will, and will cause its Subsidiaries to, promptly notify Buyer of any written communication with or notice from any taxing authority relating to any material Tax audit or examination relating to any material Taxes, any extension of any statute of limitations relating to Taxes or any change in method of accounting relating to material Taxes.

(c)           To the extent permitted by applicable law, the Company will, and will cause its Subsidiaries to, consult with Buyer with respect to negotiations relating to the renewal of any collective bargaining agreement. No consultation in accordance with this Section 5.4(c) will be deemed to be a consent by either party to any action proposed by the other party with respect to renewal of a collective bargaining agreement.

(d)           The Company and Buyer each will give prompt notice to the other of any proposed change that is reasonably likely to result in a Company Material Adverse Effect and Buyer Adverse Effect, respectively.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1            Employee Benefits; Workforce Matters.

(a)           From and after the Effective Time, the Surviving Corporation will, or will cause one of its Subsidiaries to, honor and perform in accordance with their respective terms (as in effect on the date of this Agreement or as amended in accordance with or as permitted by this Agreement), all the collective bargaining agreements to which the Company or one of its Subsidiaries is a party and is set forth on Section 3.13(a) of the Company Disclosure Schedules. Nothing in this Section 6.1(a) will be interpreted to prevent the Surviving Corporation or any of its Subsidiaries from enforcing such agreements in accordance with their respective terms, including enforcement of any reserved right to amend, modify, suspend, revoke or terminate any such agreement.

(b)           Subject to applicable law and obligations under each applicable collective bargaining agreement, Compensation Commitment and Benefit Plan, and except as provided in Section 2.3, the Surviving Corporation will, or will cause one of its Subsidiaries to, assume, maintain in effect, honor and perform in accordance with their respective terms (as in effect on the date of this Agreement or as amended or established in accordance with or as permitted by this Agreement) each Benefit Plan and Compensation Commitment listed on Section 3.12(a) of the Company Disclosure Schedules and in effect on the date of this Agreement (or established as permitted by this Agreement), with respect to the current and former employees, officers or directors of the Company and its Subsidiaries who are covered by such plans or commitments immediately prior to the Effective Time. Nothing in this Section 6.1(b) will be interpreted to limit any reserved right contained in any such Benefit Plan or Compensation Commitment to amend, modify, suspend, revoke or terminate any such plan or commitment in accordance with its terms. As soon as practicable after the execution of this Agreement, the Company will provide Buyer with the documentation and information requested by Buyer to determine whether a merger of the Company Employee Savings Plan into the Buyer’s 401(k) Plan would require amendment of the Buyer’s 401(k) Plan in order to satisfy Section 411(d)(6) of the Code and applicable IRS regulations and rulings. If Buyer determines that the Company Employee Savings Plan should instead be terminated and gives the Company timely notice of that determination, the Company’s Board of Directors will ensure that appropriate resolutions terminating the plan are passed by the Company’s Board of Directors at least three (3) business days before the Closing Date, with such resolutions conditioned upon the Closing occurring.

(c)           Following the Effective Time, subject to the terms of this Agreement, applicable law and applicable collective bargaining agreements: (i) the Surviving Corporation will, in good faith and consistent with business needs, consider reductions in work force in a fair and equitable manner and in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience and qualifications and (ii) all employees of the Surviving Corporation will be entitled to fair and equitable consideration in connection with any job opportunities with the Surviving Corporation and its Subsidiaries, in each case without regard to whether employment prior to the Effective Time was with the Company and its Subsidiaries or the Surviving Corporation and its Subsidiaries.

(d)           Nothing contained in this Section 6.1 will be deemed to constitute an employment Contract between the Surviving Corporation or any Subsidiary of the Surviving Corporation and any individual, or a waiver of the Surviving Corporation’s or any of its Subsidiaries’ right to discharge any employee at any time, with or without cause.

Section 6.2            Shareholder Approval; Preparation of Proxy Statement; Other Actions.

(a)           As soon as practicable following the date of this Agreement the Company will duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournments or postponements thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval. The Company will, through its Board of Directors, recommend to its shareholders that the Company Shareholder Approval be given and will not withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Buyer, the approval or recommendation by such Board of Directors of the Merger and this Agreement and the transactions contemplated hereby or the recommendation by such Board of Directors of the approval of the Merger and this Agreement or take any other action or make any other statement in connection with the Company Shareholders Meeting inconsistent with such recommendation or approval except to the extent expressly permitted in Section 5.2.

(b)           The Company, with Buyer’s reasonable assistance, will promptly prepare and file with the SEC the Proxy Statement. The Company will distribute the Proxy Statement to its shareholders.

(c)           No filing of, or amendment or supplement to, the Proxy Statement (other than filings of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) will be made by the Company without providing Buyer the opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Buyer or the Company, or any of their respective Affiliates or officers or directors, should be discovered by Buyer with respect to Buyer or any of its Subsidiaries or any of its Affiliates, officers or directors or the Company with respect to the Company or any of its Subsidiaries or any of its Affiliates, officers or directors which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other parties hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company.

Section 6.3            Access to Information.

(a)           Upon reasonable notice and subject to the terms of the Confidentiality Agreement, dated as of February 28, 2006, between the Company and Buyer, as the same may be amended, supplemented or modified (the “Confidentiality Agreement”), and applicable laws relating to the exchange of information, the Company will, and will cause its Subsidiaries to, afford to the Buyer and its officers, employees, accountants, counsel, financial advisors, consultants and other representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts and records and personnel and, during such period, the Company will (and will cause its Subsidiaries to) make available to Buyer or its designated advisors (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal or state securities laws or the federal Tax laws, (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request and (iii) copies of any written notifications it has received after the date hereof of a (A) “reportable condition” or (B) “material weakness” in the Company’s internal controls.

(b)           No investigation or exchange of information or other action pursuant to this Section 6.3 will be deemed to affect any representation or warranty made by any party hereto in this Agreement.

Section 6.4            Fees and Expenses.  Except as provided in this Section 6.4 and Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided, however, that Buyer and the Company will share equally up to $2,000,000 in the aggregate of (i) all fees and expenses (but excluding fees and expenses of legal counsel and investment bankers) incurred in relation to the preparing, printing, filing and mailing of the Proxy Statement (including any related preliminary materials) and any amendments or supplements thereto, and (ii) if the Company Shareholder Approval is obtained, all fees and expenses incurred by the Company (including fees and expenses of legal counsel, consultants, accountants and investment bankers, excluding, however, the Company’s fees for its investment bankers in connection with the Merger) related to any efforts to obtain the Company Required Statutory Approvals (including, for the purposes of this sentence, any efforts in connection with the Rate Case).

Section 6.5            Public Announcements; Employee Communications.  Buyer and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, fiduciary duties or by obligations pursuant to any listing agreement with any national securities exchange, and each party hereto will use reasonable efforts to provide copies of such release or other announcement to the other party, and give due consideration to such comments as such other party may have, prior to such release or announcement.

Section 6.6            Transfer Taxes.  The Company and Buyer will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, documentary, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable under applicable law in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Surviving Corporation will be responsible for any pay any real estate transfer tax under Chapter 82.45 of the Revised Code of Washington in connection with the transactions contemplated hereby and will hold the holders of the Company Common Shares harmless therefrom.

Section 6.7            State Takeover Laws.  If any “fair price” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to the transactions contemplated hereby, the Company and its Board of Directors will use its reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 6.8            Indemnification; Directors and Officers Insurance.

(a)           All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees, or agents, or fiduciaries under benefit plans, currently indemnified by the Company and its Subsidiaries (each an “Indemnified Person”), as provided in their respective articles of incorporation, bylaws (or comparable organizational documents) or other agreements providing indemnification, will survive the Merger and will continue in full force and effect in accordance with their terms. In addition, from and after the Effective Time, Indemnified Persons who become directors, officers or employees, or fiduciaries under benefit plans, of the Surviving Corporation will be entitled to the indemnity rights and protections afforded to directors, officers, employees and fiduciaries under benefit plans of the Surviving Corporation. Without limiting the generality of the preceding sentence, in the event that any Indemnified Person becomes involved in any actual or threatened action, suit, claim, proceeding or investigation covered by this Section 6.8 after the Effective Time, the Surviving Corporation will promptly advance to such Indemnified Person his or her legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the receipt by the Surviving Corporation of an undertaking by or on behalf of such Indemnified Party to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Person is not entitled thereto.

(b)           The Surviving Corporation will purchase officers’ and directors’ liability insurance with an insurer substantially comparable to the insurer under the Company’s current policy of at least the same coverage and amounts, containing terms and conditions no less favorable to the insured for a period of at least six years after the Effective Time and, prior to the Effective Time, Buyer will provide evidence to the Company of such insurance.

(c)           The provisions of this Section 6.8 are intended to be for the benefit of, and will be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives and will be binding on all successors and assigns of the Surviving Corporation and the Company.

Section 6.9            Appropriate Actions; Consents; Filings.

(a)           The Company and Buyer will cooperate with each other and use (and will cause their respective Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including obtaining the Buyer Required Statutory Approvals and the Company Required Statutory Approvals and other actions requested in order to satisfy the conditions to the parties’ obligations set forth in Article VII.

(b)           Subject to applicable laws relating to the exchange of information, Buyer and the Company will have the right to review in advance, and to the extent practicable each will consult the other on, all the material information relating to Buyer or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or material written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Buyer will act reasonably and as promptly as practicable.

(c)           (i)  Promptly after the date hereof, Buyer and the Company will establish a regulatory approval team (the “Regulatory Approval Team”), the chairperson (the “Chairperson”) of which will be Bruce Imsdahl or such other person as may be designated by Buyer and the other members of which (the “Regulatory Approval Coordinators”) will consist of representatives designated by the Company (the “Company Coordinators”) and representatives designated by Buyer (the “Buyer Coordinators”), which will be equal in number unless Buyer and the Company otherwise agree. The Chairperson will assign areas of responsibility to the Regulatory Approval Coordinators. Subject to the terms and conditions of this Agreement, the Regulatory Approval Team will formulate the approach to be taken with respect to obtaining the Company Required Statutory Approvals and coordinate filings for such approvals as set forth below. The primary responsibility for formulating the approach to be taken with respect to obtaining the Company Required Statutory Approvals will reside with the entire Regulatory Approval Team and not a committee thereof. The responsibility for formulating the approach to be taken with respect to all required approvals from Governmental Entities (including but not limited to the Buyer Required Statutory Approvals) other than the Company Required Statutory Approvals will reside with Buyer, unless Buyer otherwise agrees; provided, however, that Buyer will (A) regularly consult with the Company regarding such approvals and (B) not agree to any terms or conditions contained in or relating to such approvals without the Company’s prior written consent, which consent shall not be unreasonably withheld.

(ii)  No committee of the Regulatory Approval Team or any member thereof or of the Regulatory Approval Team will make or commit to make any concessions, agreements or other undertakings with or to any Governmental Entity or other Person in connection with obtaining the Company Required Statutory Approvals or otherwise consummating the Merger and the other transactions related to the Merger without the prior approval of Buyer and the Company.

(d)          The Company and Buyer each will, through the Regulatory Approval Team, keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including: (i) promptly furnishing the other with copies of notice or other material communications received by Buyer or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity and (ii) providing the other with copies of any materials to be provided to any Governmental Entities, in each case with respect to the Merger and the other transactions contemplated by this Agreement.

(e)          Subject to applicable laws relating to the exchange of information, the Company and Buyer each will, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other material statement, filing, notice or application made by or on behalf of Buyer, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(f)            The Company agrees to provide, and shall use commercially reasonably efforts to cause its officers, employees and advisors to provide, all cooperation reasonably requested by Buyer in connection with Buyer’s arrangement of financing in connection with the Merger, including (x) participation in meetings, drafting sessions, due diligence sessions, management presentation sessions, road shows and meetings with rating agencies, (y) preparation of business projections or financial or other information required to be included in offering memoranda, prospectuses or similar documents and (z) using commercially reasonable efforts to obtain, at Buyer’s expense, comfort letters of accountants and consents of accountants for use of their reports in connection with such financing and legal opinions with respect to the Company required to be delivered in connection with such financing. Buyer shall provide copies of any materials that contain information provided to Buyer by the Company that are to be provided to third parties in connection with any such financing efforts.

(g)           No investigation or exchange of information or other action pursuant to this Agreement will be deemed to modify any representation or warranty made by any party to this Agreement. In the event of a termination of this Agreement for any reason (other than because of a breach by the other party), each party will promptly return or destroy, or cause to be returned or destroyed, all nonpublic information obtained from the other party or any of its Subsidiaries.

(h)           The Company will be solely responsible with respect to all matters related to the Company’s general rate application with the WUTC (docket number UG-060256) (the “Rate Case”), including all communications and filings with the WUTC or any other third parties related thereto; provided that the Company will (i) regularly consult with Buyer regarding the Rate Case, (ii) promptly furnish Buyer with copies of notice or other material communications received by the Company from any third party with respect to the Rate Case, (iii) provide Buyer with copies of any materials to be provided to the WUTC with respect to the Rate Case and (iv) not settle or compromise all or any portion of the Rate Case without Buyer’s prior written consent, which consent shall not be unreasonably withheld, provided, however, that such consent will not constitute a waiver of, otherwise have any effect on the rights of Buyer regarding, the condition set forth in Section 7.1(c)(ii).

Section 6.10            Charitable Contributions. Following the Effective Time, the Surviving Corporation will honor and pay all commitments of the Company and its Subsidiaries with respect to charitable contributions and local community support that are set forth on Section 6.10(a) of the Company Disclosure Schedules.

Section 6.11         Further Assurances. If at any time after the Effective Time the Surviving Corporation will consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties, permits, licenses or assets of the Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees will be authorized to execute and deliver, in the name and on behalf  the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company and otherwise to carry out the purposes of this Agreement.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)           Shareholder Approval.  The Company Shareholder Approval will have been obtained.

(b)           No Prohibition.  No Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), and no federal or state Governmental Entity will have instituted any action, suit or proceeding that is pending seeking any such Order.

(c)           Regulatory Consents.

(i)            The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act will have expired or been terminated.

(ii)           Other than as set forth in Section 7.1(c)(i), the Buyer Required Statutory Approvals and Company Required Statutory Approvals (including solely for the purpose of this Section 7.1(c)(ii), a Final Order relating to the Rate Case) will have been obtained and will have become Final Orders and such Final Orders will not impose terms or conditions that, in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect (but excluding, solely for the purposes of this Section 7.1(c)(ii), matters described in clause (E) of the definition of “Company Material Adverse Effect”). “Final Order” means any action by the relevant Governmental Entity which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

(iii)          Other than the filings provided for in Section 1.3, Section 7.1(c)(i) and (ii), and in Section 4.3(b)(1) of the Buyer Disclosure Schedules, all other notices, reports and other filings required to be made prior to the Effective Time by the Company or Buyer or any of their respective Subsidiaries with, and all other consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Buyer or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company and Buyer will have been made or obtained, as the case may be, except for those the failure to be made or obtained would not, individually or in the aggregate, have a Company Material Adverse Effect or Buyer Material Adverse Effect (in each case considering the operations of Buyer and the Company separately).

Section 7.2            Conditions to the Obligations of the Company to Effect the Merger.  The obligation of the Company to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a)           Accuracy of Representations and Warranties.  The representations and warranties of Buyer and Merger Sub set forth in this Agreement (i) will be true and correct with respect to those matters that are qualified by Material Adverse Effect or materiality and (ii) will be true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that any representation and warranty that expressly speaks as of a specified date will be determined as of such specified date). The Company will have received a certificate signed by Buyer’s Chief Executive Officer and Chief Financial Officer to such effect.

(b)           Performance of Obligations.  Buyer and Merger Sub will have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of Buyer and Merger Sub to be performed and complied with by them under this Agreement at or prior to the Effective Time.

(c)           Material Adverse Effect.  From the date hereof through the Effective Time, there will not have been any event, effect, change or development that, individually or in the aggregate with other such events, effects, changes or developments, has had, or would reasonably be expected to have, a Buyer Material Adverse Effect.

(d)           Consents Under Agreements.  Buyer will have obtained the consent or approval of each Person whose consent or approval will be required under any Contract to which Buyer or any of its Subsidiaries is a party, except those to be obtained pursuant to Section 7.1(c), and those for which the failure to obtain such consent or approval would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 7.3            Conditions to the Obligations of Buyer and Merger Sub to Effect the Merger.  The obligation of Buyer and Merger Sub to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

(a)           Accuracy of Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (i) will be true and correct with respect to those matters that are qualified by Material Adverse Effect or materiality, (ii) will, except with respect to Section 3.10(d), be true and correct in all material respects with respect to those matters that are not so qualified and (iii) with respect to Section 3.10(d), will be true and correct except where the failure to be so true and correct would in the aggregate not have a Company Material Adverse Effect, in each case as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that any representation and warranty that expressly speaks as of a specified date will be determined as of such specified date). Buyer will have received a certificate signed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer to such effect.

(b)           Performance of Obligations.  The Company will have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company to be performed and complied with by it under this Agreement at or prior to the Effective Time.

(c)           Material Adverse Effect.  From the date hereof through the Effective Date, there will not have been any event, effect, change or development that, individually or in the aggregate with other such events, effects, changes or developments, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d)           Consents Under Agreements.  The Company will have obtained the consent or approval of each Person whose consent or approval will be required under any Contract to which the Company or any of its Subsidiaries is a party, except those to be obtained pursuant to Section 7.1(c), and those for which the failure to obtain such consent or approval would not, individually or in the aggregate, have a Company Material Adverse Effect or, after giving effect to the Merger, a material adverse effect on Buyer.

(e)           FIRPTA.  Prior to the Closing on the Closing Date, the Company shall cause to be delivered to Buyer an executed affidavit, in accordance with Treasury Regulation Section 1.897-2(h)(2), certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code and sets forth the Company’s name, address and taxpayer identification number.

ARTICLE VIII
TERMINATION

Section 8.1            Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval (the date of any such termination, the “Termination Date”):

(a)           by mutual written consent of Buyer and the Company;

(b)           by either Buyer or the Company if (i) any Government Authority of competent jurisdiction has issued a Final Order denying the grant of a Required Buyer Statutory Approval or a Company Required Statutory Approval, in each case as a result of which the condition set forth in Section 7.1(c) cannot be satisfied, or (ii) any Governmental Entity will have enacted, issued, promulgated or entered any statute, law, ordinance, regulation, judgment, injunction, order, decree or ruling or taken any other action which is a Final Order permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that the party seeking to terminate this Agreement under this Section 8.1(b) shall otherwise have performed or observed the covenants and agreements of such party set forth herein;

(c)           by Buyer if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty will have become untrue after the date of this Agreement, in each case such that Section 7.3(a) or Section 7.3(b) would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within 60 days after written notice thereof is given by Buyer to the Company;

(d)           by Buyer if (i) the Company’s Board of Directors has not recommended, or has withdrawn or qualified or modified in any manner adverse to Buyer its recommendation of, this Agreement or the Merger, (ii) the Company’s Board of Directors (or any committee thereof) has entered into a definitive agreement for or recommended any Takeover Proposal, (iii) the Company has breached Section 5.2 in any material respect or (iv) a tender offer or exchange offer for 50% or more of the outstanding shares of Capital Stock of the Company is commenced, and the Company’s Board of Directors fails to recommend against acceptance of such tender offer or exchange offer by its shareholders within ten days after such commencement (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders);

(e)           by the Company prior to obtaining the Company Shareholder Approval if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Buyer in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (ii) Buyer does not make, within five business days of receipt of the Company’s written notification of its intention to enter into a definitive agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in its reasonable good faith judgment after consultation with its financial and other advisors, is at least as favorable (taking into account (A) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors, (B) the identity of the third party making such Takeover Proposal and (C) the conditions and prospects for completion of such Takeover Proposal)  to the shareholders of the Company as the Superior Proposal and (iii) the Company prior to or concurrently with such termination pays to Buyer in immediately available funds the amount required by Section 8.2(b). The Company agrees (1) that it will not enter into a definitive agreement referred to in clause (i) above until at least the sixth business day after it has provided the notice to Buyer required thereby and (2) to notify Buyer promptly in writing if its intention to enter into a definitive agreement referred to in its notification changes at any time after giving such notification;

(f)            by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Buyer in this Agreement, or any such representation and warranty will have become untrue after the date of this Agreement, in each case such that Section 7.2(a) or Section 7.2(b) would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within 60 days after written notice thereof is given by the Company to Buyer;

(g)           by either the Company or Buyer if at the Company Shareholders Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval is not obtained; or

(h)           by either Buyer or the Company if the Merger has not been consummated by the date which is nine months after the date of this Agreement (the “End Date”); provided, however, that if all other conditions set forth in Article VII (other than conditions that by their nature are to be satisfied on the Closing Date) are satisfied except that the WUTC Approval and the OPUC Approval have not been obtained, either Buyer or the Company, by written notice delivered to the other party prior to the End Date, may extend such period by six months after the End Date; provided, further, that the right to terminate this Agreement under this Section 8.1(i) will not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the End Date.

Section 8.2            Effect of Termination.

(a)           In the event of a termination of this Agreement by either the Company or Buyer as provided in Section 8.1, this Agreement will forthwith become void and there will be no liability or obligation on the part of Buyer or the Company or their respective officers or directors, except with respect to Section 3.22, Section 4.10, Section 6.4, this Section 8.2 and Article IX; provided, however, that nothing herein will relieve any party for liability for any willful or knowing breach hereof.

(b)           If this Agreement is terminated by Buyer pursuant to Section 8.1(c), then the rights of Buyer to pursue all legal remedies available will survive such termination unimpaired and no election of remedies will be deemed to be made, and further, if (i) at or prior to the Termination Date a Takeover Proposal shall have been publicly announced, commenced or otherwise communicated or made known to the Company’s Board of Directors (or any person shall have publicly announced, commenced or otherwise communicated or made known an intention to the Company’s Board of Directors, whether or not conditional, to make a Takeover Proposal) and (ii) within 12 months after the Termination Date, the Company or any of its Subsidiaries either becomes a party to any definitive, binding agreement with respect to a Takeover Proposal (which need not be the same Takeover Proposal described in clause (i)) or consummates a transaction that would constitute a Takeover Proposal (which need not be the same Takeover Proposal described in clause (i)), then, in either case, the Company will pay to Buyer an amount equal to the Termination Fee.

(c)           If this Agreement is terminated (i) by Buyer pursuant to Section 8.1(d) or (ii) by the Company pursuant to Section 8.1(e), then the Company will pay to Buyer, an amount equal to the Termination Fee.

(d)           If this Agreement is terminated by the Company pursuant to Section 8.1(f), the rights of the Company to pursue all legal remedies available will survive such termination unimpaired and no election of remedies will be deemed to have been made.

(e)           If this Agreement is terminated by either the Company or Buyer pursuant to Section 8.1(b), Section 8.1(g) (other than a termination of this Agreement by reason of the issuance of a Final Order by the North Dakota Public Service Commission or the Minnesota Public Utilities Commission denying the grant of a Buyer Required Statutory Approval) or  Section 8.1(h), and (i) at or prior to the Termination Date a Takeover Proposal shall have been publicly announced, commenced or otherwise communicated or made known to an executive officer or the Board of Directors of the Company (or any person shall have publicly announced, commenced or otherwise communicated or made known an intention to an executive officer or the Board of Directors of the Company, whether or not conditional, to make a Takeover Proposal) and (ii) within twelve months after the binding Termination Date, the Company or any of its Subsidiaries either became a party to any definitive, binding agreement, with respect to a Takeover Proposal (which need not be the same Takeover Proposal described in clause (i)) or consummates a transaction that would constitute a Takeover Proposal (which need not be the same Takeover Proposal described in clause (i)), then, in either case, the Company will pay to Buyer an amount equal to the Termination Fee.

(f)            The Company shall pay the Termination Fee to Buyer by wire transfer of immediately available funds within two business days after the date giving rise to the obligations to make such payment.

(g)           As used in this Agreement, “Termination Fee” shall mean $9,000,000.

(h)           The Company and Buyer acknowledge that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer or the Company, as applicable, would not enter into this Agreement. If the Company fails to promptly pay the amount due pursuant to this Section 8.2 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against the Company for any of the amounts set forth in this Section 8.2, the Company will pay to Buyer, its costs and expenses (including attorneys’ fees) in connection with such suit.

(i)            Neither the Company nor Buyer, as the case may be, may terminate this Agreement, and receive any applicable fees pursuant to this Section 8.2, under more than one subsection of Section 8.1.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1            Non-Survival of Representations and Warranties and Agreements.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. Any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger will survive the Effective Time.

Section 9.2            Notices.  All notices and other communications hereunder will be in writing addressed as follows:

(a)	if to Buyer or Merger Sub, to:

MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, ND 58506-5650
Attn: Paul K. Sandness, General Counsel and Secretary
Fax: (701) 530-1731
Email: Paul.Sandness@MDUResources.com

with a copy (which will not constitute notice) to:

Thelen Reid & Priest LLP
875 Third Avenue
New York, NY 10022-6225
Attn: Richard S. Green
Fax: (212) 829-2006
Email: rgreen@thelenreid.com

(b)	if to the Company, to:

Cascade Natural Gas Corporation
222 Fairview Avenue N
Seattle, WA 98109
Attn: David W. Stevens, Chief Executive Officer
Fax: (206) 654-4052
Email: dstevens@cngc.com

Cascade Natural Gas Corporation
222 Fairview Avenue N
Seattle, WA 98109
Attn: Rick A. Davis, Chief Financial Officer
Fax: (206) 654-4052
Email: rdavis@cngc.com

with a copy (which will not constitute notice) to:

Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
Attn: Kent Carlson
Fax: (206) 623-7022
Email: kentc@prestongates.com

Any such notice or communication will be deemed given (i) when made, if made by hand delivery, (ii) when sent, if delivered via email, provided, however, that the party sending such notice or communication shall also concurrently telephone the intended recipient of such notice or communication that such a notice or communication has been sent by email, (iii) upon confirmation of receipt, if made by facsimile between the hours of 9:00 A.M. and 5:00 P.M. in the recipient party’s time zone, (iv) one business day after being deposited with a next-day courier, postage prepaid, or (v) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time). For the purposes of this Agreement, delivery or transmission of (A) a writing, a copy of a writing, or a physical reproduction, on paper or on other tangible material, or (B) an email, in each case pursuant to this Section 9.2, constitutes delivery “in writing.”

Section 9.3            Counterparts.  This Agreement may be executed in counterparts, all of which will be considered one and the same agreement, and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.4            Entire Agreement; No Third-Party Beneficiaries.  Except for the Confidentiality Agreement and all documents contemplated herein to be executed and/or delivered at or in connection with the Merger, this Agreement (and the schedules and exhibits hereto) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 6.8, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.5            Governing Law and Venue; Waiver of Jury Trial.  (a)  THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF WASHINGTON WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION. Each of the parties irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in the State of Washington for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit, action or proceeding. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any state or federal court sitting in the State of Washington, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b)           EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUITE OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.6            Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.7            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced by any rule of law or public policy, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 9.8            Enforcement of this Agreement.  In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party will be entitled to pursue any other remedy available to it at law or in equity (including damages, specific performance or other injunctive relief) in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached; provided that, notwithstanding the foregoing, if a termination fee or any expenses in connection with the transactions contemplated by this Agreement are payable pursuant to Section 8.2, then, subject to Section 8.2(a), such termination fee or expenses will be the sole remedy with respect to the failure or failures to perform or other breach or breaches giving rise to such obligation to pay such termination fee or expenses. The parties hereto agree that (a) irreparable damage would occur and that the parties hereto would not have an adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and (b) they will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically this Agreement in any court having jurisdiction over the parties and the matter, subject to Section 9.5, in addition to any other remedy to which they may be entitled at law or in equity.

Section 9.9            Obligations of Subsidiaries.  Whenever this Agreement requires any Subsidiary of Buyer or of the Company to take any action, such requirement will be deemed to include an undertaking on the part of Buyer or the Company, as the case may be, to cause such Subsidiary to take such action.

Section 9.10         Amendment.  This Agreement may be amended by the parties hereto at any time before or after obtaining the Company Shareholder Approval, but if the Company Shareholder Approval has been obtained, thereafter no amendment will be made which by law requires further approval by the Company’s shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.11         Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that such extension or waiver will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights.

Section 9.12         Disclosure Schedules.  The disclosures made on the Company Disclosure Schedules and the Buyer Disclosure Schedules, with respect to any representation or warranty hereunder, will be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is reasonably evident from the face of such disclosure. The inclusion of any matter on the Company Disclosure Schedules and the Buyer Disclosure Schedules will not be deemed an admission by any party that such matter is material or that such matter has or could reasonably be expected to have a Material Adverse Effect with respect to the Company or Buyer, as applicable.

Section 9.13         Construction.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  Words in the singular form will be construed to include the plural and vice versa, unless the context requires otherwise. Any reference to the Surviving Corporation or to the Company after giving effect to the Merger means Buyer as the Surviving Corporation. Any agreement referred to herein means such agreement as amended, supplemented or modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

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IN WITNESS WHEREOF, Buyer, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

Buyer:

MDU RESOURCES GROUP, INC.

By:	/s/ Martin A. White
Martin A. White
Chairman of the Board and Chief Executive Officer

Merger Sub:

FIREMOON ACQUISITION, INC.

By:	/s/ Terry D. Hildestad
Terry D. Hildestad
Chairman of the Board and Chief Executive Officer

Company:

CASCADE NATURAL GAS CORPORATION

By:	/s/ David W. Stevens
David W. Stevens
President and Chief Executive Officer